EXHIBIT 11

                  COMPUTATION OF PER SHARE EARNINGS OF
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                   FIRST PULASKI NATIONAL CORPORATION
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     Computation of per share earnings relative to the common capital stock of First Pulaski National Corporation is calculated by dividing the net income of the registrant by the weighted average of the then outstanding shares of common capital stock ($1.00 par value) during the quarter.

     For the quarter ended June 30, 1997, 1,532,798 shares were used in the computation; 1,519,350 shares were used in the computation for the quarter ended June 30, 1996.  These per share figures have been restated to reflect the increased number of common shares resulting from the 1996 stock split.